Exhibit 4.2

DESCRIPTION OF CARVER BANCORP, INC. SECURITIES

As of March 31, 2023, the common stock of Carver Bancorp, Inc. (the “Company”) is registered under Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The summary of the general terms and provisions of the Company’s capital stock registered under Section 12(b) set forth below does not purport to be complete and is subject to and qualified by reference to the Company’s Certificate of Incorporation, as amended (the “Certificate”) and Bylaws (as amended, the “Bylaws,” and together with the Certificate, the “Charter Documents”), each of which is incorporated by reference as an exhibit to the Company’s Annual Report on Form 10-K filed with the Securities and Exchange Commission of which this Exhibit is a part. For additional information, please read the Company’s Charter Documents and the applicable provisions of the Delaware General Corporation Law (as amended from time to time, the “DGCL”).

Common Stock

General

We are currently authorized to issue 10,000,000 shares of common stock, par value $0.01 per share (the “Common Stock”), and 2,000,000 shares of preferred stock, par value $0.01 per share. The Common Stock is listed on NASDAQ under the symbol "CARV.".

Voting

Our stockholders of record are entitled to one vote for each share held on all matters to be voted on by stockholders, except that if any stockholder holds more than 10% of our outstanding voting stock, that stockholder is entitled to only 1/100 of a vote for each share held in excess of 10% of our outstanding voting stock.

Dividends

The payment of dividends is within the discretion of our board of directors, subject to applicable regulatory restrictions. On October 29, 2010, our board of directors announced that, based on highly uncertain economic conditions and the desire to preserve capital, the Company was suspending payment of the quarterly cash dividend on the Common Stock. Additionally, there are limitations imposed on the Company by board resolutions which require, among other things, written approval of the Federal Reserve Bank prior to the declaration or payment of dividends, any increase in debt by the Company, or the redemption of Company common stock, and the effect on operations resulting from such limitations. We may not pay any dividends on our Common Stock if we do not simultaneously pay equivalent dividends on all outstanding shares of preferred stock.

Other Rights

Our stockholders have no conversion, preemptive or other subscription rights and there are no sinking fund or redemption provisions applicable to the Common Stock. If we liquidate, dissolve or wind up our affairs, common stockholders are entitled to share proportionately in the assets available for distribution to common stockholders. All of the outstanding shares of Common Stock are fully paid and non-assessable.

Preferred Stock

Our Certificate permits us to issue up to 2,000,000 shares of one or more series of preferred stock and authorize our board of directors to designate the preferences, limitations and relative rights of any such series of preferred stock. We have 13,201 shares of Series D Convertible Non-Cumulative Non-Voting Participating Preferred Stock (the "Series D Preferred Stock") that are issued and outstanding, 3,177 shares of Series E Non-Cumulative Non-Voting Participating Preferred Stock (the "Series E Preferred Stock") that are issued and outstanding, and 9,000 shares of Series F Non-Cumulative Non-Voting Participating Preferred Stock (the "Series F Preferred Stock") that are issued and outstanding. Our Series D Preferred Stock, Series E Preferred Stock and Series F Preferred Stock are not registered under Section 12 of the Exchange Act.

Although the creation and authorization of preferred stock does not, in and of itself, have any effect on the rights of the holders of our Common Stock, the issuance of one or more series of preferred stock may affect the holders of Common Stock in a number of respects, including the following: by subordinating our common stock to the preferred stock with respect to dividend rights, liquidation preferences, and other rights, preferences, and privileges; by diluting the voting power of our Common Stock; by diluting the earnings per share of our Common Stock; and by issuing Common Stock, upon the conversion of the preferred stock, at a price below the fair market value or original issue price of the Common Stock that is outstanding prior to such issuance.

Anti-Takeover Provisions

Our Certificate provides for a classified board of directors serving staggered three-year terms, which may make it more difficult for stockholders to elect a majority to our board of directors. In addition, directors may not be removed by stockholders except for cause and only upon the approval of 80% of the total votes eligible to be cast. Our Certificate also provides that a stockholder who owns more than 10% of our outstanding voting stock is entitled to cast 1/100th of a vote with respect to each such share held in excess of 10% of our outstanding voting stock.

We are prohibited, under certain circumstances, from engaging in a “business combination” with:

•a stockholder who owns 10% or more of our outstanding voting stock (otherwise known as an “interested stockholder”);

•an affiliate of an interested stockholder; or

•an associate of an interested stockholder,

for two years following the date that the stockholder became an interested stockholder. A “business combination” includes a merger or sale of more than 5% of our assets. However, the above provisions do not apply if:

•the business combination is approved by our stockholders by an affirmative vote of at least 80% of the total votes eligible to be cast and by at least 50% of the total number of votes eligible to be cast by persons other than the interested stockholder and affiliates and associates of the interested stockholder; or

•the business combination is approved by a majority of directors who are not affiliates of, associates of, or otherwise affiliated with the interested stockholder and who were members of the board of directors prior to the time that the interested stockholder became an interested stockholder (or who were recommended by a majority of such directors in office at the time of their nominations), and the business combination satisfies certain requirements as to the fairness of consideration to stockholders other than the interested stockholder.

These provisions of our Certificate could prohibit or delay mergers or other change in control attempts, and thus may discourage attempts to acquire us. Furthermore, because we are a savings and loan holding company, any transaction involving a change of control is subject to regulatory review and approval.